                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X                       Form 40-F _____
               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes _____                           No  X
                                           -----

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               Taiwan Semiconductor Manufacturing Company Ltd.


Date: July 7, 2003      By /s/ Harvey Chang
                           ----------------------------------------
                               Harvey Chang
                               Senior Vice President & Chief Financial Officer

                      TSMC Monthly Sales Report - June 2003

Hsinchu, Taiwan, July 7, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM), today announced that net sales for June 2003 totaled NT$17,846 million, representing a 6.2 percent increase over May 2003. On a year-over-year basis, June 2003 net sales increased
14.3 percent. Revenues for January through June 2003 totaled NT$89,247 million, an increase of 11.6 percent over the same 2002 period.

Mr. Harvey Chang, TSMC spokesperson and senior vice president, noted that month-over-month customer demand grew in June when compared to May 2003. The Company's June 2003 sales revenues increased as a result of increased wafer shipment and a better product mix. In addition, TSMC's net sales for the second quarter of 2003 totaled NT$49,922 million, approximately a 27 percent increase over the first quarter of 2003. On a sequential basis, TSMC's fab utilization rate for the second quarter of 2003 grew to 86 percent from 67 percent in the first quarter.

                                      # # #

Sales Report: (Unit: NT$ million)

--------------------------------------------------------------------------------
Net Sales                       2003/(1)/           2002             Growth
--------------------------------------------------------------------------------
June                            17,846             15,615            14.3%
--------------------------------------------------------------------------------
January through June            89,247             79,972            11.6%
--------------------------------------------------------------------------------

(1): Year 2003 figures have not been audited.

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-563-6688 Ext: 2075


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
For further information, please contact:
Mr. J.H. Tzeng                    Mr. Jesse Chou                  Ms. Shan-Shan Guo
PR Department Manager, TSMC       PR Manager, TSMC                PR Manager, TSMC
Tel: 886-3-666-5028 (O)           Tel: 886-3-666-5029 (O)         Tel: 886-3-666-5033 (O)
     886-928-882-607 (Mobile)          886-932-113-258 (Mobile)        886-939-059-246 (Mobile)
Fax: 886-3-567-0121               Fax: 03-5670121                 Fax: 03-5670121
E-mail: jhtzeng@tsmc.com.tw       E-Mail: jhchoua@tsmc.com.tw     Email: ssguo@tsmc.com.tw
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